UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58

                                December 31, 2002

                               Exelon Corporation

                            10 South Dearborn Street
                                   37th Floor
                             Chicago, IL 60680-5379















Inquiries concerning this Form U-9C-3
   should be directed to:                              Scott Peters
                                                       Exelon Corporation
                                                       10 South Dearborn Street
                                                       38th Floor
                                                       Chicago, IL 60680-5379


TABLE OF CONTENTS

Item                                                                                         Page
Number                                                                                       Number
     1        Organization Chart                                                                 2
     2        Issuances and Renewals of Securities and Capital Contributions                     4
     3        Associate Transactions
                  Part I - Transactions Performed by Reporting Companies on
                      Behalf of Associate Companies                                              4
                  Part II - Transactions Performed by Associate Companies
                      On Behalf of Reporting Companies                                           5
     4        Summary of Aggregate Investment                                                    6
     5        Other Investments                                                                  7
     6        Exhibits                                                                           8
              Signatures                                                                         9


ITEM 1.  ORGANIZATION CHART

                                                         Energy or      Date of     % Voting
              Name of Reporting Company                 Gas-Related   Organization  Securities       Nature of Business
--------------------------------------------------------------------------------------------------------------------------------
Exelon Corporation (a)
Exelon Generation Company, LLC (a)
    Exelon AOG Holding # 1, Inc. (a)
    Exelon AOG Holding # 2, Inc. (a)
      Exelon New England Power Marketing, LP            Energy           3/24/1999        100%  Energy-related (Category 5)
    Exelon New England Holdings, LLC (a)
       Exelon New England Power Services, Inc.          Energy            2/5/1998        100%  Energy-related (Category 7)
       Exelon Hamilton, LLC                             Energy           3/31/1999        100%  Energy-related (Category 5)
   Commonwealth Edison Company (a)
      Commonwealth Research Corporation                 Energy              6/8/76        100%  Energy-related (Category 1,7)
   PECO Energy Company (a)
      Horizon Energy Company *                          Energy              2/6/95        100%  Energy-related (Category 5)
   Exelon Ventures Company, LLC (a)
      Exelon Generation Company, LLC                                       7/27/00        100%
         Penesco Company, LLC                           Energy              6/6/01        100%  Energy-related (Category 7)
         Cenesco Company, LLC                           Energy            12/31/01        100%  Energy-related (Category 7)
         Exelon Allowance Management Company, LLC       Energy             11/8/01        100%  Energy-related (Category 2)
         Exelon Peaker Development General, LLC (a)                       10/17/00        100%
         Keystone Fuels, LLC                            Energy            10/17/00      20.99%  Energy-related (Category 9)
         Conemaugh Fuels, LLC                           Energy            10/16/02      20.72%  Energy-related (Category 9)
         ExTex Marketing, LLC *                         Energy             5/13/02        100%  Energy-related (Category 10)
            ExTex Power, LP *                           Energy             5/13/02         99%  Energy-related (Category 10)
      Exelon Enterprises Company, LLC (a)
         Exelon Energy Company                          Energy and          1/4/99        100%  Energy-related (Category 5)
                                                        Gas-Related
            AllEnergy Gas & Electric Marketing          Energy                            100%  Energy-related (Category 5)
               Company LLC
               Texas-Ohio Gas, Inc.                     Energy                            100%  Energy-related (Category 5)
            Exelon Energy Ohio, Inc. (b)                Energy             9/16/93        100%  Energy-related (Category 5)
         Exelon Services, Inc.                          Energy             7/13/99        100%  Energy-related (Category 1,
                                                                                                2,7, 8)
            Exelon Services Federal Group, Inc.         Energy            12/30/88        100%  Energy-related (Category 1,7,8)
             (formerly Systems
              Engineering Management Corp.)
         Unicom Power Holdings Inc.                     Energy             3/23/99        100%  Energy-related (Category 7,8)
         Unicom Power Marketing Inc.                    Energy             7/28/97        100%  Energy-related (Category 5)
         Exelon Enterprises Management, Inc. (a)
            Exelon Capital Partners, Inc. (a)
               Exelon Enterprises Investments, Inc.(a)
                 UTECH Climate Challenge Fund, L.P.    Energy             6/30/95       24.3%  Energy-related (Category 2)
                 EEI Telecommunications Holdings, LLC (a)
* Denotes inactive corporation
(a) Directly and / or indirectly holds securities in  energy-related  companies.
(Item 1 continued on next page.)




                                       2


ITEM 1.  ORGANIZATION CHART (continued)
                                                           Energy or     Date of     % Voting
               Name of Reporting Company                  Gas-Related  Organization  Securities       Nature of Business
--------------------------------------------------------------------------------------------------------------------------------
                     Automated Power Exchange             Energy                            <5%  Energy-related (Category 3)
               ECP Telecommunications Holdings, LLC (a)
                  Energy Trading Company                  Energy            12/3/96        100%  Energy-related (Category 7)
         Adwin Equipment Company                          Energy             8/5/68        100%  Energy-related (Category 6,7)

         Exelon Thermal Holdings, Inc. (formerly UT       Energy             8/5/97        100%  Energy-related (Category   6,7)
               Holdings Inc)
            Northwind Chicago LLC                         Energy             8/5/99        100%  Energy-related (Category 6,7)

            Exelon Thermal Development Inc. (formerly     Energy             2/5/97        100%  Energy-related (Category 6,7)
               Unicom
              Thermal Development Inc.)
            Exelon Thermal Technologies Inc.              Energy            7/30/93        100%  Energy-related (Category 6,7)

            ETT Boston Inc. (formerly Exelon Thermal      Energy           12/22/95        100%  Energy-related (Category 6,7)
               Technologies
              Boston Inc.)
               Northwind Boston LLC                       Energy             1/5/96         25%  Energy-related (Category 6,7)
            ETT Houston Inc. (formerly Exelon Thermal     Energy             2/5/97        100%  Energy-related (Category 6,7)
              Technologies Houston Inc.)
               Northwind Houston LLC                      Energy            2/19/97         25%  Energy-related (Category 6,7)
                  Northwind Houston LP                    Energy            2/20/97         25%  Energy-related (Category 6,7)
            ETT North America Inc. (formerly Exelon       Energy            7/18/96        100%  Energy-related (Category 6,7)
               Thermal
              Technologies North America Inc.)
               Northwind Thermal Technologies Canada      Energy             8/1/96        100%  Energy-related; Application
                    Inc.                                                                         Pending
                  ETT Canada, Inc. (formerly Unicom       Energy             8/1/96        100%  Energy-related; Application
                    Thermal                                                                      Pending
                    Technologies Inc. (New Brunswick))
            ETT National Power Inc. (formerly UTT         Energy            8/15/97        100%  Energy-related (Category 6,7)
               National Power Inc.)
               Northwind Midway LLC                       Energy             6/2/98        100%  Energy-related (Category 6,7)
            ETT Nevada Inc. (formerly UTT Nevada Inc.)    Energy           10/30/97        100%  Energy-related (Category 6,7)
               Northwind Aladdin LLC                      Energy           10/28/97         75%  Energy-related (Category 6,7)
               Northwind Las Vegas LLC                    Energy           10/28/97         50%  Energy-related (Category 6,7)
            ETT Arizona, Inc. (formerly UTT Phoenix       Energy           12/10/99        100%  Energy-related (Category 6,7)
               Inc.)
               Northwind Arizona Development LLC          Energy           12/10/97         50%  Energy-related (Category 6,7)
               Northwind Phoenix LLC                      Energy           12/10/97         50%  Energy-related (Category 6,7)
         InfraSource Inc.                                 Energy             6/8/99      < 100%  Energy-related (Category 6,9)
            Infrasource Integrated Services, Inc.         Energy            5/28/99        100%  Energy-related (Category 1,4,7,9)
               (formerly Exelon
                Infrastructure Services of
                Pennsylvania, Inc)
               EIS Engineering                            Energy           12/11/00        100%  Energy-related (Category 7)
                  P.A.C.E. Field Services, LLC            Energy           11/23/98        100%  Energy-related (Category 7)
                  P.A.C.E. Environmental, LLC             Energy             2/3/00        100%  Energy-related (Category 7)
         InfraSource Corporate Services, Inc.             Energy           12/28/01        100%  Energy-related (Category 7)
            Chowns Communications, Inc.                   Energy            8/12/99        100%  Energy-related (Category 7)
            Fischbach and Moore Electric, Inc.            Energy            8/12/99        100%  Energy-related (Category 1,2,7)
            MRM Technical Group, Inc.                     Energy            8/12/99        100%  Energy-related (Category 7)
               Aconite Corporation                        Energy             5/5/92        100%  Energy-related (Category 7)
               Gas Distribution Contractors, Inc.         Energy           10/31/88        100%  Energy-related (Category 7)
               Mid-Atlantic Pipeliners, Inc.              Energy            1/23/95        100%  Energy-related (Category 7)
               Mueller Distribution Contractors, Inc.     Energy           10/16/86        100%  Energy-related (Category 7)
               Mueller Energy Services, Inc.              Energy            9/26/94        100%  Energy-related (Category 7)
               Mueller Pipeliners, Inc.                   Energy           12/27/89        100%  Energy-related (Category 7)
               Mechanical Specialties Incorporated        Energy            3/29/95        100%  Energy-related (Category 7)
               Rand-Bright Corporation                    Energy            2/11/85        100%  Energy-related (Category 7)
            Syracuse Merit Electric, Inc.                 Energy            8/12/99        100%  Energy-related (Category 1,2,7)
            Trinity Industries, Inc.                      Energy            8/12/99        100%  Energy-related (Category 4,7,9)
            OSP Consultants, Inc.                         Energy           10/26/84        100%  Energy-related (Category 7)
               International Communications Services,     Energy            8/15/89        100%  Energy-related (Category 7)
                    Inc.
               OSP, Inc.                                  Energy            8/12/87        100%  Energy-related (Category 7)
               OSP Servicios, S.A. de C.V. *              Energy            9/30/96        100%  Energy-related (Category 7)
               OSP Telecom, Inc.                          Energy            7/13/89        100%  Energy-related (Category 7)
               OSP Telcom de Mexico, S.A. de C.V. *       Energy            1/23/95        100%  Energy-related (Category 7)
               OSP Telcom de Colombia, LTDA *             Energy                           100%  Energy-related (Category 7)
               OSP Telecommunications, Ltd.               Energy             8/8/96        100%  Energy-related (Category 7)
               RJE Telecom, Inc.                          Energy            1/30/89        100%  Energy-related (Category 7)
               Utility Locate & Mapping Services, Inc.    Energy            3/27/91        100%  Energy-related (Category 7)
               Universal Network Services, Inc.           Energy                            49%  Energy-related (Category 7)
            Dashiell Holdings Corp.                       Energy             5/9/00        100%  Energy-related (Category 7)
* Denotes inactive corporation
(a)  Directly and / or indirectly holds securities in energy-related companies.
(Item 1 continued on next page.)


                                       3

ITEM 1.  ORGANIZATION CHART (concluded)
                                                           Energy or     Date of     % Voting
               Name of Reporting Company                  Gas-Related  Organization  Securities       Nature of Business
--------------------------------------------------------------------------------------------------------------------------------
               Dashiell Corporation                       Energy           11/14/60        100%  Energy-related (Category 7)
                  Dacon Corporation                       Energy            8/11/69        100%  Energy-related (Category 7)
            VSI Group Inc                                 Energy            4/20/00        100%  Energy-related (Category 1,2,7)
               International Vital Solutions Group, Inc.  Energy            7/28/98        100%  Energy-related (Category 1,2,7)
            Michigan Trenching Service, Inc.              Energy            7/21/71        100%  Energy-related (Category 7)
            Lyons Equipment, Inc.                         Energy            12/5/55        100%  Energy-related (Category 7)
            MJ Electric, Inc.                             Energy           10/07/00        100%  Energy-related (Category 7)
            Electric Services, Inc.                       Energy           11/02/83        100%  Energy-related (Category 7)
            EIS Investments, LLC                          Energy           11/14/00        100%  Energy-related (Category 7)
               WCB Services, LLC                          Energy                            49%  Energy-related (Category 7)
            Blair Park Services Inc.                      Energy                                 Energy-related (Category 7)
* Denotes inactive corporation
(a) Directly and / or indirectly holds securities in  energy-related  companies.
(b) Exelon Energy Ohio merged into Exelon Energy Company as of 12/31/02.



ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
                                                                                              Net Change in Borrowings/
                                   Energy-Related Company Receiving /          Type of            Contributions (in
     Company Issuing Funds                  (Repaying) Funds                 Transaction        thousands of dollars)
--------------------------------------------------------------------------------------------------------------------------------
Exelon Energy Company            AllEnergy Gas & Electric Marketing       Debt Advance                             3,500
                                 Company LLC
EEI Telecommunications           Exelon Services, Inc.                    Debt Repayment                         (8,977)
Holdings, LLC
Exelon Thermal Holdings          ETT Boston                               Debt Advance                             1,660
Exelon Enterprises Company, LLC  Exelon Energy Company                    Debt Advance                            16,500
EEI Telecommunications           Infrasource, Inc                         Debt Repayment                        (12,000)
Holdings, LLC
Exelon Generation, LLC           Ex Tex Marketing                         Capital                                      1
                                                                          Contribution
Exelon Generation Finance        Exelon Allowance Management Company      Debt Repayment                         (7,230)
Company
Exelon Generation, LLC           Cenesco Company, LLC                     Capital                                      1
                                                                          Contribution
Exelon Generation, LLC           Penesco Company, LLC                     Capital                                     15
                                                                          Contribution
Exelon Thermal Holdings          Northwind Midway                         Debt Advance                               135
Exelon Thermal Holdings          Exelon Thermal Technologies              Debt Advance                             1,100
Exelon Thermal Holdings          ETT Nevada                               Debt Advance                                 1
Exelon Thermal Holdings          Exelon Thermal Development, Inc          Debt Advance                               300
EEI Telecommunications           Exelon Thermal Holdings                  Debt Repayment                        (13,000)
Holdings, LLC
Exelon Thermal Holdings          Exelon Thermal Technologies - Canada     Debt Repayment                         (2,700)
ETT Boston                       Northwind Boston                         Equity                                   1,660
                                                                          Contribution




ITEM 3.  ASSOCIATE TRANSACTIONS
     Part I.  Transactions Performed by Reporting Companies on Behalf of Associate Companies

 Reporting Company Rendering   Associate Company Receiving                                    Total Amount Billed
          Services                       Services               Types of Services Rendered            (a)
                                                                                                 (thousands of dollars)
--------------------------------------------------------------------------------------------------------------------------------
Blair Park Services Inc.      PECO Hyperion                  Infrastructure Services                       318 (b)
                              Telecommunications
Blair Park Services Inc.      PECO Energy Company            Telecom                                     2,267 (b)
Exelon Services, Inc.         Exelon Business Services Group Security System                                45 (b)
Exelon Services Federal       Commonwealth Edison Company    Construction Project Management             2,653 (b)
Group, Inc
Exelon Services, Inc.         Commonwealth Edison Company    Maintenance and Construction                  103 (b)
                                                             Services

(a)  All amounts listed are direct costs billed unless stated otherwise.

(b)  Transaction charged at prevailing, or market, price.

(Item 3 Part I continued on next page.)





                                       4



ITEM 3 Part I.  ASSOCIATE TRANSACTIONS
Transactions Performed by Reporting Companies on Behalf of Associate Companies (concluded)


 Reporting Company Rendering   Associate Company Receiving                                    Total Amount Billed
          Services                       Services               Types of Services Rendered            (a)
                                                                                                 (thousands of dollars)
--------------------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Business Services Group Construction Services                       1,212 (b)
Exelon Services, Inc          Exelon Generation Company, LLC Security System                                 7 (b)
Exelon Services, Inc.         Commonwealth Edison Company    Security System                               510 (b)
Exelon Services Federal       PECO Energy Company            Construction Project Management               661 (b)
Group, Inc
Exelon Thermal Development    Northwind Aladdin LLC          Administrative and General                          1
Inc.
Exelon Thermal Development    Northwind Aladdin LLC          Plant Operators                                    92
Inc.
Exelon Thermal Development    Northwind Windsor Joint        Administrative and General                          4
Inc.                          Venture
Exelon Thermal Technologies,  Northwind Aladdin LLC          Administrative and General                          6
Inc.
Exelon Thermal Technologies,  Northwind Aladdin LLC          Plant Management                                   31
Inc.
Exelon Thermal Technologies,  Northwind Chicago LLC          District Cooling                              255 (b)
Inc.
Exelon Thermal Technologies,  Northwind Chicago LLC          Administrative and General                          1
Inc.
Exelon Thermal Technologies,  Northwind Chicago LLC          Plant Operators                                   131
Inc.
Exelon Thermal Technologies,  Northwind Chicago LLC          Rent                                           27 (b)
Inc.
Exelon Thermal Technologies,  Northwind Midway LLC           Administrative and General                          1
Inc.
Exelon Thermal Technologies,  Northwind Midway LLC           Plant Operators                                   168
Inc.
Infrasource Integrated        Exelon Generation Company, LLC Maintenance                                    13 (b)
Services, Inc
Infrasource Integrated        PECO Energy Company            Construction and Maintenance                6,980 (b)
Services, Inc
Electric Services, Inc        PECO Energy Company            Construction and Maintenance                  409 (b)
Mid-Atlantic Pipeliners, Inc. PECO Energy Company            GAS-ELEC Construction                         468 (b)
MJ Electric, Inc.             Commonwealth Edison Company    Construction and Maintenance                5,726 (b)
MJ Electric, Inc.             Exelon Services, Inc.          Construction and Maintenance                   19 (b)
MJ Electric, Inc.             PECO Energy Company            Construction and Maintenance                1,043 (b)
Northwind Chicago, LLC        Exelon Thermal Technologies,   Cooling                                     1,583 (b)
                              Inc
VSI Group Inc                 PECO Energy Company            Transfer Work and Meter Reading             3,287 (b)
                                                             (AMR Project)

(a)  All amounts listed are direct costs billed unless stated otherwise.

(b)  Transaction charged at prevailing, or market, price.




ITEM 3.  ASSOCIATE TRANSACTIONS
     Part II.  Transactions Performed by Associate Companies on Behalf of Reporting Companies

  Associate Company Rendering
            Services             Reporting Company Receiving Services  Types of Services Rendered       Total Amount Billed
                                                                                                      (thousands of dollars)
--------------------------------------------------------------------------------------------------------------------------------
Exelon Business Services Company Exelon Energy Company                Administrative and                         100
                                                                      General, Legal
Exelon Services, Inc.            Exelon Energy Company                IT Support                                  18
MJ Electric, Inc.                Exelon Services, Inc.                Electrical Contracting                      19
ComEd Innovative Energy          Exelon Services Federal Group, Inc.  Contract Services                          750
Solutions
Commonwealth Edison              Exelon Services Federal Group, Inc.  Electrical Contracting                       4
Exelon Business Services Company InfraSource Corporate Services       Legal                                       72
PECO Energy Company              InfraSource Corporate Services       Office Rent                                  7
Exelon Business Services Company InfraSource Corporate Services       Office Rent                                136
Exelon Enterprises Company, LLC  InfraSource Corporate Services       Payroll - Executive                        112
Exelon Business Services Company InfraSource Integrated Services      Teleconferencing, Phones,                   79
                                                                      Computers, IT and
                                                                      Accounting
PECO Energy Company              InfraSource Integrated Services      Vehicle Expenses and                     1,898
                                                                      Materials

(a)  Transaction charged at prevailing or market price.






                                       5









                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT
                                December 31, 2002
                                 (in thousands)


Investments in energy-related companies:

Total consolidated capitalization of Exelon Corporation
  as of  December 31, 2002.                                             $24,081,000
Line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                                 $3,612,150       Line 2

Greater of $50 million or line 2                                                                    3,612,150       Line 3

Total current aggregate  investment  subsequent to October 20, 2000 (categorized by major line of energy-related business):
     Energy-related business category 2                                      72,562
     Energy-related business category 5                                     233,226
     Energy-related business category 6                                      10,903
     Energy-related business category 7                                      34,959
     Energy-related business category 9                                       5,847
     Energy-related business category 10                                          1
Total current aggregate investment                                                                    357,498       Line 4
                                                                                                      -------

Difference between the greater of $50 million
  or 15% of capitalization and the total
  aggregate investment of the registered
  holding company system (line 3 less line 4)                                                      $3,254,652
                                                                                                   ==========
Line 5


Investments in gas-related companies:                                   NONE

ITEM 5.  OTHER INVESTMENTS

Filed under confidential treatment pursuant to Rule 104(b).

ITEM 6 - EXHIBITS

(1) Purchase Order #00051220 dated October 24, 2002 for time and material from Exelon Services, Inc. (dba Midwest Mechanical) for Business Services Company. Project Q1R17 Bus Duct Cooling Upgrade Installation.

(2) Purchase Order #00050879 dated October 11, 2002 for 1 Repair Kit for ISO Phase Bus Duct Cooling System from Exelon Services, Inc. (dba Midwest Mechanical) for Exelon Generation Company, LLC.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Exelon Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on the 27th day of March 2003.

                                                      Exelon Corporation
                                                            Registrant

                                             By /s/ Matthew F. Hilzinger
                                                -----------------------------
                                                      Matthew F. Hilzinger
                                                     Vice President and
                                                      Corporate Controller





With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the fourth quarter of 2002 has been filed with Exelon Corporation's interested state commissions whose names and addresses are listed below.


Donna Caton, Chief Clerk
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, Illinois 62706

James J. McNulty, Secretary
Pennsylvania Public Utility Commission
P.O. Box 3265
Harrisburg, Pennsylvania 17105-3265